FCM

FCM MM HOLDINGS, LLC

May 5, 2023

Dear Fellow MindMed Shareholders,

FCM MM Holdings, LLC and its affiliates (collectively, "FCM") beneficially own 1,368,538 shares of Mind Medicine (MindMed) Inc. (the "Company" or "MindMed") – approximately 3.5% of MindMed's shares outstanding. As one of MindMed's largest investors, we believe our interests are clearly aligned with yours. We have invested millions of dollars in the Company because, like you, we believe the Company has tremendous potential, and it could be well-positioned to capitalize on the massive opportunities in the psychedelic medicine sector over the next several years.

Unfortunately, the current members of MindMed's board of directors (the "Board") have not been effective in creating shareholder value – rather, they have overseen the destruction of over a billion dollars in shareholder value as the stock has plunged 95%[1], all while tripling their own compensation and lavishing themselves and executives with over $51M[2] (31.8% of operating costs) in compensation over the past two years. In the same period, MindMed spent just 12.7% of its total operating costs on its core drugs[3], MM-110 and MM-120. Why? We believe the Board's incentives are not aligned to maximize long-term shareholder value – the Board owns[4] a meager 0.22% of MindMed's shares outstanding, less than its peers where the average board owns over 7%[5].

Since 2021, we have attempted to engage constructively with the Board on our ideas for adding value for the benefit of all MindMed shareholders, including our Value Enhancement Plan that we presented to the Board and management in August 2022. We remain dumbstruck by the Board's lack of urgency in addressing the critical issues we raised with them. Unfortunately, we had to take the extraordinary step of nominating four highly qualified director candidates because **FCM determined that the only way to put MindMed back on track and stop the destruction of further shareholder value would be to reconstitute the Board and take immediate action for the benefit of all shareholders**.

The Board and management has been responsible for MindMed's current course which is synonymous with **critical delays**, **ill-conceived** and **botched regulatory strategies**, **excessive**

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[1] Based on MindMed's share price on June 8, 2021 to MindMed's share price on April 15, 2023.
[2] See MindMed's Proxy Statements for 2022 and 2023. Spending based on aggregate operating spending in 2021 and 2022 as shown on MindMed's respective 10-K statements.
[3] Id. at 3. MindMed's core drug spending is based on external R&D costs associated with MM-110 and MM-120.
[4] Based on direct ownership of Common Shares and does not include derivative exposure.
[5] Supra at 3. The peer group is based on the same peer group in FCM's Definitive Proxy Statement. Based on EDGAR and SEDAR filings and includes certain shares held in a family trust for Michael Forer, see ATAI Proxy Statement 2023 Footnote 1 Page 31 (aggregated to 23,364,432 for Christian Angermayer), and including certain shares owned by M3 Daat LLC, of which Michael Auerbach is a member.

spending and **compensation**, and **destructive financings** that were "poorly timed and ill-conceived…[and had] such punitive economics"[6].

We strongly believe that real change is needed now to revitalize the Company while there is still time and money left. Our plan is simple:

- **Align G&A Expenses and Headcount with MindMed's Actual Needs:** Conduct a rapid review of the Company's general and administrative ("G&A") expenses and eliminate unnecessary expenses and headcount to help ensure MindMed has the resources to support its clinical development programs.

- **Return to a Coherent Clinical Development Strategy:** Initiate the long overdue Phase III clinical trial for MM-120 (LSD) in 2023 based on the two Phase II clinical trials in Generalized Anxiety Disorder (GAD) already completed by MindMed's collaborator, Dr. Matthias Liechti. MindMed has been ensconced in a Phase IIb dose finding study whose design, in our view, is fundamentally flawed and over all unnecessary – worse, the Phase II study has been chronically behind schedule for more than two and a half years. Bringing MM-120 (LSD) to market in a safe and swift manner would be a first step in restoring shareholder value.

- **Building a Qualified Management Team:** MindMed's CEO has no apparent experience with Phase III of the FDA process and has never brought a drug to market – e.g. Mr. Robert Barrow spent 10-years at Olatec Therapeutics developing Phase I and Phase II studies for topical gels for osteoarthritis which follows a different regulatory approval process than psychedelic drugs. Additionally, MindMed's CMO, Dr. Daniel Karlin, does not appear to have any experience in drug development – he spent his career in bioinformatics and only came to MindMed following its acquisition of HealthMode. We are highly concerned that Dr. Karlin does not have sufficient time to devote to MindMed, as Dr. Karlin currently works eight other jobs[7]. Further, this apparent lack of expertise by executives likely caused damaging and lasting reputation effects with the FDA – as the ill-conceived clinical trials in the MM-110 and MM-120 programs, some with patient safety implications, may lead to a more cautious and guarded FDA approach to MindMed's clinical trials in the future.

- **Align Director and Executive Compensation with the Creation of Sustainable Shareholder Value:** Adopt director ownership policies, blackouts on director and management share sales until after key milestones are reached and utilize performance-based awards such as performance (preferred) stock-units. ***Should at least three of our directors be***

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[6] Infra. at 15
[7] Based on Dr. Karlin's LinkedIn page dated May 3, 2023.

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elected, Dr. Freeman, Mr. Freeman, and FCM will commit to not selling a single share of stock[8] until at least 2025.

- **Adopt Corporate Governance Best Practices:** Adopt annual "Say-On-Pay" votes to allow shareholders to voice their views on executive compensation practices.

- **Investor Relations Enhancements:** Hold quarterly investor townhalls and establish clear methods for contacting management so that shareholders can stay informed and engaged.

Accordingly, to execute on this plan, we have nominated four exceptionally qualified individuals for election as directors at this year's Annual Meeting scheduled for June 15, 2023: Dr. Scott Freeman, Dr. Farzin Farzaneh, Mr. Vivek Jain, and Mr. Alexander Wodka (see **Exhibit A** for full biographies). **We believe our nominees have the biotechnology skills and experience, along with financial acumen and corporate governance knowledge, to greatly enhance MindMed's value and ensure the Company executives and directors stop treating its shareholders as an afterthought**.

The cornerstone of our plan is to focus MindMed's resources on bringing MM-120 to market, quickly and safely, by initiating a Phase III trial in 2023. Notably, **Dr. Freeman has decades of clinical drug development experience, successfully worked with the FDA's Office of Neuroscience, designed FDA strategies, and brought drugs to market using the accelerated approval process.**

We have elaborated more detail on our plan and the issues afflicting MindMed in **Exhibit B**. *FCM will be providing an in-depth operational and clinical development plan in the coming weeks.*

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[8] Should three or more of FCM's director nominees be elected, Dr. Freeman, Mr. Freeman, and FCM would enter into a legally binding agreement with either MindMed or an independent third party to effectuate this commitment.



FCM

FCM MM HOLDINGS, LLC

<u>The Time for Action Has Arrived</u>

We encourage shareholders to waste **NO TIME** and vote on the **BLUE** card **FOR** our director candidates today.

The choice is **STRIKING** for shareholders:

(1) An incumbent board who spends 2.5x more on themselves than advancing the Company's core drugs to market.

– OR –

(2) FCM's recommended director-nominees to create an *accountable*, *effective*, and *aligned* board to build shareholder value with a laser focus on bringing MM-120 to market by spending **at least 30% of operation expenditures[9]** on core R&D.

Fellow shareholders, you have an opportunity to make your voice heard and put MindMed back on track by voting on the <u>**BLUE**</u> proxy for all four of our highly qualified nominees. We strongly believe that they will bring the right mix of skills, expertise, and fresh perspective that the Board desperately needs.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, at (855) 305-0856 or info@okapipartners.com

We look forward to your support at the Annual Meeting.

Sincerely,

FCM MM Holdings, LLC

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[9] This would be inclusive of stock-based compensation. We plan to target 50% of cash spending as stated in FCM's Definitive Proxy Statement – the two are approximately equivalent based on MindMed's 10-K adjusted for reduced executive compensation. Supra at 3.



Exhibit A

<u>Our Nominees</u>

We have nominated four exceptionally qualified individuals for election this year's Annual Meeting: Dr. Scott Freeman, Dr. Farzin Farzaneh, Mr. Vivek Jain, and Mr. Alexander Wodka. We believe our nominees' have the biotechnology skills and experience, along with the financial acumen and corporate governance knowledge necessary to restore value to MindMed's shareholders.

Scott M Freeman, M.D.: Dr. Freeman has broad, executive-level experience in the biopharmaceutical industry and an extensive understanding of the Company, its business, and its clinical development requirements. Dr. Freeman served as Co-Founder, President, and Chief Medical Officer of MindMed from July 2019 to August 2020, where he founded the Company's pivotal and fruitful relationship with the University Hospital Basel and pioneered the Company's clinical development into lysergic acid diethylamide ("LSD"). He worked for over a decade in the psychedelic industry as the Chief Medical Officer of Savant HWP, Inc. Dr. Freeman has brought a drug to market after just one Phase II trial and has over three decades of experience in developing drug products and running clinical trials.

Farzin Farzaneh, PhD: Dr. Farzaneh has experienced widespread success in bringing transformational gene therapies from concept to clinical use and has a vast understanding of molecular medicine and cell and gene therapy. He is a seasoned researcher having published over 200 papers garnering over 13,000 citations while completing over $70M in research grants. Further, he has run a GMP facility regulated by the United Kingdom's Commission on Human Medicines ("MHRA") since 2001 – the facility is one of the top producers of viral vectors for clinical gene therapy trials in Europe. Dr. Farzaneh has extensive regulatory experience with nearly three decades of clinical trial oversight experience serving on King's College London's Health and Safety Committee since 1996 and as a member of the MHRA and its Clinical Trials, Biologicals, and Vaccines Expert Advisory Group since 2016. He has received several prestigious appointments including as a Fellow of the Royal Society of Biology, Fellow of the Royal College of Pathologists, and honorary chair in molecular medicine at the University College London and Imperial College London.

Vivek Jain, CPA: Mr. Jain, CPA is a seasoned executive and entrepreneur, with extensive, proven history in positions of business development, financial accountability, and compliance. Since 2010, Mr. Jain has served as CEO of J.A.D. Ventures Inc., where he provided a myriad of consulting services to a broad spectrum of companies, including serving as part-time Chief Financial Officer, raising over $30,000,000, and helping a private equity firm through a troubled debt restructuring. As co-founder and former Chief Financial Officer of Fan Controlled Sports, Mr. Jain oversaw the raising of $40,000,000 in financing, led the completion of a Regulation A crowdfunding campaign, and oversaw financial reporting and accountability. Notably, Mr. Jain was appointed by the Government of Canada to oversee the Business Development Bank of Canada (BDC), where he currently serves on BDC's board of directors. Additionally, Mr. Jain serves on BDC's Investment Committee as well as its Audit and Conduct Committee, where he oversees the deployment of BDC's $30 billion balance sheet in addition to ensuring the integrity and conduct of BDC's 2,600 employees. Before being entrusted by the Canadian government, Mr. Jain was charged by the Provincial Government of Saskatchewan to be the principal financial officer of Investment Saskatchewan Inc., where he prepared annual and quarterly financial statements, ensured compliance with IFRS certifications, and performed treasury management. Previously, Mr. Jain served as an Assistant Vice-President of Enstar Group Ltd. (NASDAQ: ESGR), where he superintended the administration of an investment portfolio of $750,000,000 dollars, created Enstar's Sarbanes-Oxley compliance program, and helped facilitate the acquisitions of over tens of billions of dollars in assets by major insurance companies. Mr. Jain currently serves on the board of Danavation Technologies Corp. (CSC: DVN), where he leverages his considerable experience to help unlock value for Danavation's shareholders. Mr. Jain holds a Bachelor of Administration from the University of Regina, Canada and is a Chartered Professional Accountant, the Canadian equivalent of a Certified Public Accountant.

Alexander J. Wodka, CPA: Mr. Wodka is a Certified Public Accountant and principled business leader with a successful career auditing SEC registrants, providing exceptional advice to businesses, and repeatedly generating revenue growth. From 1994 to 2022, Mr. Wodka served as a partner in the audit practice of Crowe LLP ("Crowe") where he provided audit and professional services to a myriad of clients. Mr. Wodka helped several companies through initial public offerings, secondary debt and equity offerings, and has audited large, accelerated filers in addition to a multitude of emerging growth companies. From 2016 till 2021, Mr. Wodka served as Crowe's Managing Partner for Diversified Industry where he leveraged his skills in strategy, structure, and leadership to incubate six micro verticals which he grew to $130,000,000 in annual revenue. For over nine years, Mr. Wodka served on Crowe's Audit Management Committee where he was responsible for developing business and operational strategies. During his tenure, Crowe's audit practice grew over 30%. From 2003 to 2007, as the Audit Practice Leader of Crowe's commercial SEC Practice, Mr. Wodka helped transformed the practice into a nationally recognized SEC practice which audits over one hundred SEC registrants annually. As vice managing partner of the Audit Business Unit ("ABU") from 2015 to 2022, the ABU grew over 7% annually, principally through organic growth. Additionally, Mr. Wodka was elected to Crowe's board three times where his responsibilities were: governance, enterprise risk, and strategic planning. While on the board, Mr. Wodka chaired the Investment Committee where he developed the committee's charter and governance policies to ensure adequate diligence in transactions. Mr. Wodka holds a Bachelor of Sciences from the University of Illinois.

FCM

FCM MM HOLDINGS, LLC

Exhibit B

<u>A Lack of Alignment</u>

The Board owns a meager 0.22%[10] of the Company's outstanding shares, which is less than any other of its peers in the psychedelic sector where the average board owns over 7%[11]. We believe the Board is aligned with MindMed executives rather than shareholders and lacks a focus on maximizing long-term shareholder value.



Board Ownership of Respective Psychedelic Companies

Soaring Executive Compensation

Over the past two years, shareholders have watched the Company's share price plummet a shocking 95%, the worst of its peer group[12], while the Board has lavished itself and management with over $51M[13] in compensation over the same time period.

In 2022, while MindMed's share price declined 89% (the most among its peer group)[14], MindMed's CEO and CMO received over 25% raises to their base compensation, with Mr. Barrow receiving more than $5M in compensation in 2022. Similarly, in 2021, while MindMed's share

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[10] Based on direct ownership of Common Shares and does not include derivative exposure.
[11] Supra at 4.
[12] Supra at 5.
[13] See MindMed's Definitive Proxy Statement for 2022 and MindMed's Preliminary Proxy Statement for 2023.
[14] Supra at 11.



FCM MM HOLDINGS, LLC

price declined 45%, MindMed executives received over \$35M in total compensation[15], with Mr. Barrow constituting \$11M of that total, all while being CEO for only half the year.

In a development that should have troubled all shareholders, **Mr. Barrow and Dr. Karlin sold their restricted stock units as they vested for over \$700,000[16] in 2022** – all while continuing to emphasize their *purported* belief in the vision of MindMed.

Highly Dilutive, Unnecessary, and Punitive Financing

Since May 2022, MindMed has consummated several equity financings resulting in the dilution of shareholders by 33%, and potential dilution of 58% on a fully diluted basis, while raising a mere \$58.6 million (constituting just 11% of MindMed's market capitalization as of December 31, 2021)[17].

At the end of September 2022, just weeks after we penned an open letter to the Board calling for accountability, MindMed announced the September 2022 public offering of over seven million Common Shares with an equal number of accompanying warrants (the "September Financing"). Through the inclusion of a full warrant for each share offered at a purchase price of \$4.25 per, by MindMed's own methodology the Company was effectively valuing its shares at \$1.73[18] in the September Financing, with both the purchase price and effective value of the shares significantly, less than the \$6.12[19] closing price of its shares the day before. **That is, the September Financing effectively valued MindMed's shares at 41% of their cash value prior to the offering and at less than 30% of MindMed's market price.**

We believe the Board and management team's lack of alignment with shareholders influenced its decision to complete the unnecessary, highly dilutive and punitive September Financing. This raise was received poorly by the market – MindMed's share price dropped 47% the day following the announcement[20]. Canaccord Genuity called the raise "poorly timed and ill-conceived", questioned "why [MindMed] opted to issue equity with such punitive economics," and cut MindMed's price target by 66%[21].

FCM met with MindMed executives prior to the September Financing and repeatedly attempted to convince MindMed executives to shelve the offering and cut costs. Had MindMed brought its

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[15] See MindMed's Definitive Proxy Statement for 2022.
[16] See Mr. Barrow's and Dr. Karlin's Form 4 filings during 2022. Pricing from Bloomberg LP.
[17] MindMed's 10-K for FY 2022, Bloomberg LP.
[18] Based on the imputed value of issued warrants on the date of close (September 30, 2022) as calculated in MindMed's 10-Q dated November 10, 2022.
[19] Based on MindMed's 10-Q dated November 10, 2022 backing out certain cash received from the financing and dividing by the shares outstanding on the date of close except for the shares issued.
[20] Closing price of \$6.12 on September 27, 2022; closing price of \$3.24 on September 28, 2022.
[21] Canaccord Genuity Capital Markets research note dated October 3, 2022.



general and administrative (G&A) spending in line with its peer group, we believe MindMed could have extended its cash runway without the need to engage in such a dilutive equity financing.

FCM's director candidates understand their duties to act in the interest of delivering long term value to shareholders. As one of the largest shareholders of MindMed, FCM's strategic plans would bring a shareholder-centric mindset to aligning executive compensation to the creation of shareholder value and preventing unnecessarily dilutive and punitive financings from occurring again.

<u>A Baffling Approach to Clinical Development</u>

Under the Board and management team's oversight MindMed's clinical development program has been plagued by delays and failure.

- In August of 2022, after spending $19M on MM-110, MindMed announced that it had shuttered the 18-MC (MM-110) program as the FDA required key preclinical safety data, prior to initiating a Phase IIa study, which would require "months-to-years" to complete[22]. We cannot understand why MindMed had not previously disclosed that the FDA had requested months-to-years of pre-clinical trials since 2014 and that in MindMed's Phase I of 18-MC, patients were dosed at 23x higher than the maximum dose prescribed by the FDA's guidance for the trial[23]. This action not only harms shareholders but will likely harm MindMed's credibility with the FDA for years to come.

- In August and November of 2021, MindMed stated that it would conduct Phase IIa trials using MM-120 for the treatment of "acute pain" and "chronic pain" in 2022[24]. In June of 2022, MindMed announced that the chronic pain trial would start during the fourth quarter of 2022[25]. However, these trials were never initiated and MindMed quietly removed them from its investor presentations[26]; Puzzlingly, MindMed executives received a 100% completion rating on MindMed's clinical goals[27].

- MindMed's MM-120 GAD Phase IIb trial (the "Phase IIb Trial") has faced chronic delays for over two years. MindMed told investors that the Phase IIb was going to start in September 2021[28] with an expected end date in late 2023. Subsequently, MindMed raised over $100M

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[22] See MindMed's earning call on August 11, 2022, and Mr. Barrow's October 8, 2022, interview with Psychedelic Invest.

[23] See MindMed's MMED-003 Protocol V2, Guidance for Industry – Estimating the Maximum Safe Starting Dose in Initial Clinical Trials for Therapeutics in Adult Healthy Volunteers published 2005.

[24] See MindMed's investor presentation for August and November 2021.

[25] See MindMed's investor presentation for June 2022.

[26] See MindMed's investor presentation for March 2023.

[27] See MindMed's Proxy Statement for 2023.

[28] Based on MindMed's investor presentation for September of 2020.



from investors touting the Phase IIb would start in early Q4 2021 with an end date still in late 2023[29]. The trial began in August 2022, 11 months later – shockingly, MindMed has not revised its stated end date[30].

Despite its track record of delays and failures, MindMed maintains that its Phase IIb Trial will be completed by the end of 2023. We believe that this timeline is completely unrealistic. Compass Pathways Plc., a "comparable" competitor, took over 2.5 years for what, in our view, was a simpler Phase IIb trial[31], and the industry average for Phase IIb trials is 2 years.

We believe that MindMed has been improperly focused on a Phase IIb dose finding study which we believe has a fundamentally flawed design and is unnecessary.

Bloated Cost Structure and Headcount

MindMed's G&A and headcount are out of line for a business of its size and need. We believe that it could meaningfully reduce G&A costs through outsourcing HR, eliminating unnecessary assistants, and streamlining the C-suite, which we believe could save over $15mm per year and, along with other steps, help to extend its cash-runway potentially into the middle of 2026.

In our view, these goals are more than achievable, **MindMed would save approximately $4.5M annually by bringing its G&A expenses in line with its peer group**[32]. The Board categorically rejected any such notion when we raised this with them in August 2022 and again in a recent letter to shareholders. In fact, instead of cutting expenses and reducing G&A staff in 2022, MindMed increased G&A-related personnel by 15% from FY 2021[33].

We believe the lack of urgency in addressing **the Company's bloated cost structure will lead to further dilutive financings** and are reflective of the Board and management's lack of alignment with its shareholders.

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[29] See MindMed's investor presentations in January – March of 2021, MindMed's 10-K for FY 2021, and MindMed's final short-form prospectus dated April 9, 2021 and December 31, 2020.
[30] See MindMed's investor presentation March 2023.
[31] Based on the number of experimental arms in each trial. See Clinicaltrials.gov
[32] Based on SEDAR and EDGAR filings for the peer group described in Footnote 4. Average G&A allocation in 2022 of total spending was compared to MindMed's allocation of G&A. Data for Cybin Inc. was derived from the last nine months of 2022 due to Cybin Inc.'s fiscal year. Data for Revive Therapeutics Ltd. was based on year and half period ending December 2022, due to Revive Therapeutics Ltd.'s fiscal year. Numinus Wellness Inc. was excluded due to their expense classification.
[33] Based on MindMed's 10-K for FY 2021 and MindMed's 10-K for FY 2022